LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

November 20, 2012

Via Edgar

Mr. Stephen G. Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Local Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 15, 2012
File No. 001-34197

Dear Mr. Krikorian:

This letter responds to the comments of the letter dated November 2, 2012, to myself on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K filed on March 15, 2012 (“Form 10-K”). We have reproduced below in bold font each of the Staff’s comments set forth in the November 2, 2012, letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the November 2, 2012, letter.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 10. Commitments and Contingencies

Legal Proceedings, page F-29

1.	We note from your disclosures on page 17 that the GeoTag lawsuit alleging patent infringement could have a material adverse effect on your financial condition and results of operations. Please tell us what consideration you gave to providing disclosures outlined in ASC 450-20-50. If there is at least a reasonable possibility that a loss might be incurred or that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or disclose that the amount cannot be estimated.

Prior to considering the disclosure requirements outlined in ASC 450-20-50, the Company assessed the probability of the incurrence of a loss as a result of litigation using the guidance outlined in ASC 450-20-55-10 through 55-17.

The Company considered the following factors whether an accrual and/or disclosure is required with respect to the litigation and actual or possible claims or assessments:

a.	The period in which the underlying cause (that is, the cause for action) of the pending or threatened litigation or of the actual or possible claim or assessment occurred;

b.	The degree of probability of an unfavorable outcome; and

c.	The ability to make a reasonable estimate of the amount of loss.

After examining these factors, the Company determined that no accrual and/or disclosure is required as the degree of probability of an unfavorable outcome was remote. The Company arrived at this outcome by examining the following factors:

a.	The nature of the litigation, claim, or assessment:

On July 23, 2010, GeoTag, Inc. (“GeoTag”) sued fourteen defendants, including the Company, for infringement of U.S. Patent No. 5,930,474 (“the ‘474 Patent”) in the United States District Court for the Eastern District of Texas. In its complaint, GeoTag asserted that the Company’s Local.com search website infringes one or more claims of the ‘474 Patent.

The ‘474 Patent is entitled “Internet Organizer for Accessing Geographically and Topically Based Information” and issued on July 27, 1999 from an application filed on January 31, 1996. According to GeoTag, “the ‘474 Patent discloses systems and methods for integrating geographically organized data with topical data to help Internet sellers find information on the Internet quickly and efficiently. The invention also allegedly allows a seller to make his goods or services available upon a user-search predicated on varying geographic levels (e.g., city, state, etc.).” The ‘474 Patent claims an online directory services system that allows users to limit their search for topical information specific to a particular location. Specifically, the ‘474 features an Internet “organizer” that purports to allow users to search for information geographically and then topically. The organizer has several parts: (1) a hierarchical geography database; (2) a topical database; (3) a Yellow Pages database; and (4) a search engine.

For the Company, GeoTag has accused the basic “what/where” search functionality made available to users on either Local’s Internet website located at www.local.com, or on its mobile site, m.local.com. GeoTag has served three sets of infringement contentions in this case against Local. The first identified only the geographical and topical search functionality on www.local.com. The second set of infringement contentions identified www.local.com, and m.local.com. The final set of infringement contentions, served in June of this year, identified only m.local.com. In each instance, however, the accused functionality is “what/where” searches for Yellow Pages-type information (e.g., Pizza in Los Angeles) performed by users of the Company’s websites.

GeoTag has asserted that the Company infringes 17 independent and dependent claims of the ‘474 patent. Claim 1 is arguably the broadest independent apparatus claim in the patent, however, and several of the limitations of Claim 1 appear in substantially the same form in each independent claim. Thus, if attributes of the Company’s search system distinguish it from Claim 1, then the system likely does not infringe any of the claims of the ‘474 Patent.

Set forth below is claim 1 of the ‘474 Patent:

1. A system which associates on-line information with geographic areas, said system comprising:

a computer network wherein a plurality of computers have access to said computer network; and

an organizer executing in said computer network, wherein said organizer is configured to receive search requests from any one of said plurality of computers, said organizer comprising:

a database of information organized into a hierarchy of geographical areas wherein entries corresponding to each one of said hierarchy of geographical areas is further organized into topics; and

a search engine in communication with said database, said search engine configured to search geographically and topically, said search engine further configured to select one of said hierarchy of geographical areas prior to selection of a topic so as to provide a geographical search area wherein within said hierarchy of geographical areas at least one of said entries associated with a broader geographical area is dynamically replicated into at least one narrower geographical area, said search engine further configure to search said topics within said selected geographical search area.

Based on a review of the Company’s system in conjunction with the Company’s outside counsel, the Company has determined that its system does not appear to satisfy a number of the limitations of Claim 1 of the ‘474 Patent. Accordingly, since the Company believes the outcome is remote and not reasonably possible, neither an accrual nor a disclosure of the estimate of loss or a range of loss was made.

b. The progress of the case (including progress after the date of the financial statements but before those statements are issued or are available to be issued [as discussed in Section 855-10-25]);

Although this case was filed well over two years ago, it has not progressed quickly and the parties have yet to hold a Markman hearing to construe the claims of the patent. Several months after this action commenced, GeoTag began filing multiple additional actions against numerous other defendants. In total, there are now more than 400 defendants in multiple actions filed by GeoTag in the Eastern District of Texas. The large number of defendants, in combination with several transfers to different judges due to departures from the Eastern District bench and changes in GeoTag’s counsel, has meant that forward progress of the case was delayed for nearly two years. However, during the summer of 2012, the Court finally entered a scheduling order for all of the pending GeoTag cases. Under that order, a Markman hearing will take place in January 2013, and the cases will begin being set for trial in October 2013. The parties currently are in the process of briefing claim construction issues, and anticipate that the Court will adhere to the current schedule absent extraordinary circumstances.

c. The opinions or views of legal counsel and other advisers, although, the fact that legal counsel is unable to express an opinion that the outcome will be favorable to the entity should not necessarily be interpreted to mean that the condition in paragraph 450-20-25-2(a) is met;

In the opinion of the Company’s outside counsel, it is still too early to determine the likelihood of a successful outcome. While outside counsel believe that there are key distinctions between the Company’s system and the patented invention, the claims have not yet been construed by the Court and since GeoTag is taking an extremely broad view of the ‘474 Patent’s scope, it is at least possible that a Court could side with GeoTag, notwithstanding that this outcome is remote.

d. The experience of the entity in similar cases; and

There have been prior settlements of these cases, but the fact patterns in each case are different based on the technology employed by the defendant. Additionally, settlements to avoid nuisance suits are common.

e. The experience of other entities.

Same as d. above.

Additionally, Paragraph 450-20-55-13 states that the filing of a suit of formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate. The degree of probability of an unfavorable outcome must be assessed. The condition in paragraph 450-20-25-2(a) would be met if an unfavorable outcome is determined to be probable. Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated.

As the Company believes the outcome is remote and not reasonably possible, neither an accrual nor a disclosure of the estimate of loss or range of loss was made. After this determination, the Company further considered the guidance outlined in ASC 450-20-50 as follows:

Accruals for Loss Contingencies:

50-1 – Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-25-2.

Paragraph 450-25-2 requires an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.	Information available before the financial statements are issued or are available to be issued (as discussed in Section 455-10-2) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

The Company does not believe that a liability is probable from the lawsuit as it is our opinion that we did not infringe on Geotag’s patent. As a result, no amount of loss can be estimated.

50-2 – If the criteria in paragraph 275-10-50-8 are met, paragraph 275-10-50-9 requires disclosure of an indication that it is at least reasonably possible that a change in an entity’s estimate of its probable liability could occur in the near term.

Paragraph 275-10-50-8 requires disclosure regarding an estimate shall be made when known information available before the financial statement are issued or are available to be issued (as discussed in Section 855-10-25) indicates that both of the following criteria are met:

a.	It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. (The term reasonably possible as used in this Subtopic is consistent with its use in Subtopic 450-20 to mean that the chance of a future transaction or event occurring is more than remote but less than likely.)

b.	The effect of the change would be material to the financial statements.

As described above, the Company does not believe that it is at least reasonably possible that the estimate of the effect on the financial statements at the date of the financial statements will change in the near term due to one or more future confirming events as it is our opinion that we did not infringe on their patent.

Unrecognized Contingencies:

50-2A: Not applicable

50-3 – Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.	An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met.

b.	An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

As described above, the Company does not believe there is a reasonable possibility that a loss or an additional loss has occurred.

50-4: Not applicable since no disclosure was made as a result of the paragraph 50-3.

50-5: Disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. For example, disclosure shall be made of any loss contingency that meets the condition in paragraph 450-20-25-2(a) but that is not accrued because the amount of loss cannot be reasonably estimated (the condition in paragraph 450-20-25-2(B)). Disclosure also shall be made of some loss contingencies which there is a reasonable possibility that a loss may have been incurred even though information may not indicate that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

The case has been disclosed, just no amount of loss or range of loss, was made since there is no loss contingency that meets the condition in paragraph 450-20-25-2 nor, as described above, is there a reasonable possibility that a loss may have been incurred.

50-6: Not applicable.

50-7: Not applicable.

50-8: No disclosure about general or unspecified business risks is required by this Subtopic, however, Topic 275 requires disclosure of certain business risks.

The Company disclosed in the Part I, Item 1A. Risk Factors, of its Form 10-K for the fiscal year ended December 31, 2011, the business risk and uncertainty relating to this litigation.

Selected Quarterly Financial Data, page F-39

2.	Revise future filings to disclose either gross profit or cost of goods sold for each quarterly period presented. Please refer to Item 302 of Regulation S-K and SAB Topic 6G2.

The Company will revise future filing to disclose either gross profit or cost of goods sold for each quarter period presented.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Heath B. Clarke

Heath B. Clarke

Chief Executive Officer of Local Corporation